STATEMENT OF INVESTMENTS

Dreyfus High Yield Strategies Fund
December 31, 2007 (Unaudited)

Bonds and Notes--132.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Advertising--1.5%				
Lamar Media,				
Gtd. Notes, Ser. B	6.63	8/15/15	570,000 a	557,175
Lamar Media,				
Sr. Unscd. Notes	6.63	8/15/15	1,850,000 a	1,808,375
R.H. Donnelley,				
Sr. Notes	8.88	10/15/17	2,375,000 b	2,208,750
				4,574,300
Aerospace & Defense--1.8%				
DRS Technologies,				
Gtd. Notes	6.88	11/1/13	438,000 a	438,000
Esterline Technologies,				
Gtd. Notes	6.63	3/1/17	1,950,000 a	1,940,250
L-3 Communications,				
Gtd. Bonds	3.00	8/1/35	550,000 a	667,563
L-3 Communications,				
Gtd. Notes, Ser. B	6.38	10/15/15	1,400,000 a	1,386,000
L-3 Communications,				
Gtd. Notes	7.63	6/15/12	1,050,000 a	1,080,188
				5,512,001
Agricultural--.5%				
Alliance One International,				
Gtd. Notes	11.00	5/15/12	1,430,000 a	**1,501,500**
Airlines--.4%				
United AirLines,				
Pass-Through Ctfs., Ser. 00-2	7.81	10/1/09	1,153,705 a	**1,361,372**
Asset-Backed Ctfs./Home Equity Loans--.0%				
Countrywide Asset-Backed				
Certificates, Ser. 2007-4,				
Cl. M8	7.20	9/25/37	135,000	60,734
Countrywide Asset-Backed				
Certificates, Ser. 2007-4,				
Cl. M7	7.20	9/25/37	250,000	71,322
				132,056
Automobile Manufacturers--3.2%				
Ford Motor,				
Unscd. Notes	7.45	7/16/31	4,785,000 a	3,576,787
General Motors,				
Sr. Unscd. Notes	7.20	1/15/11	3,725,000 a	3,436,312
General Motors,				
Sr. Unscd. Notes	8.38	7/15/33	2,125,000 a	1,721,250
GMAC,				
Notes	7.00	2/1/12	1,200,000 a	1,018,968
				9,753,317
Automotive, Trucks & Parts--3.1%				
American Axle and Manufacturing,				
Gtd. Notes	7.88	3/1/17	1,628,000 a	1,477,410
Goodyear Tire & Rubber,				
Gtd. Notes	8.63	12/1/11	488,000 a	511,180
Goodyear Tire & Rubber,				
Sr. Notes	9.00	7/1/15	1,300,000 a	1,384,500
Tenneco Automotive,				
Gtd. Notes	8.63	11/15/14	4,070,000 a	4,019,125
United Components,				

Sr. Sub. Notes	9.38	6/15/13	2,290,000 a	2,272,825
				9,665,040
Banks--1.7%				
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	3,620,000 a	3,466,150
Colonial Bank,				
Sub. Notes	8.00	3/15/09	750,000 a	775,229
Colonial Bank,				
Sub. Notes	9.38	6/1/11	1,000,000 a,b	1,128,063
				5,369,442
Building & Construction--.7%				
Goodman Global Holdings,				
Gtd. Notes	7.88	12/15/12	438,000 a	453,330
Goodman Global Holdings,				
Gtd. Notes, Ser. B	7.99	6/15/12	1,596,000 a,c	1,592,010
				2,045,340
Cable & Media--1.4%				
CCH I Holdings,				
Scd. Notes	11.00	10/1/15	3,595,000 a	2,947,900
General Cable,				
Gtd. Notes	7.13	4/1/17	880,000	866,800
Mediacom,				
Sr. Unscd. Notes	9.50	1/15/13	695,000	648,956
				4,463,656
Casinos & Gaming--1.3%				
Fontainebleau Las Vegas,				
2nd Mortgage Notes	10.25	6/15/15	2,685,000 a,b	2,342,662
Shingle Springs Tribal Group,				
Sr. Notes	9.38	6/15/15	1,660,000 b	1,618,500
				3,961,162
Chemicals--2.8%				
Airgas,				
Gtd. Notes	6.25	7/15/14	1,300,000 a	1,248,000
Huntsman,				
Gtd. Notes	11.63	10/15/10	909,000 a	965,812
Ineos Group Holdings,				
Gtd. Notes	8.50	2/15/16	2,900,000 b	2,595,500
Nalco,				
Sr. Sub. Notes	8.88	11/15/13	3,508,000 a	3,674,630
				8,483,942
Commercial & Professional Services--3.1%				
Aramark,				
Gtd. Notes	8.50	2/1/15	1,446,000 a	1,471,305
Corrections Corp. of America,				
Gtd. Notes	6.25	3/15/13	2,475,000 a	2,450,250
Education Management,				
Gtd. Notes	8.75	6/1/14	1,100,000 a	1,109,625
Education Management,				
Gtd. Notes	10.25	6/1/16	1,955,000 a	2,023,425
Hertz,				
Gtd. Notes	8.88	1/1/14	1,660,000 a	1,691,125
Hertz,				
Gtd. Notes	10.50	1/1/16	900,000 a	936,000
				9,681,730
Commercial Mortgage Pass-Through Ctfs.--.4%				
Global Signal Trust,				
Ser. 2006-1, Cl. F	7.04	2/15/36	1,210,000 b	**1,178,951**
Consumer Products--.5%				
Chattem,				
Sr. Sub. Notes	7.00	3/1/14	1,455,000 a	**1,444,087**

Diversified Financial Services--12.7%

Basell,					
Gtd. Notes		8.38	8/15/15	3,100,000 a,b	2,518,750
CCM Merger,					
Notes		8.00	8/1/13	1,325,000 a,b	1,255,437
Consolidated Communications					
Illinois/Texas Holdings, Sr.					
Notes		9.75	4/1/12	747,000 a	773,145
Ford Motor Credit,					
Unscd. Notes		7.38	10/28/09	7,160,000 a	6,742,085
Ford Motor Credit,					
Sr. Unscd. Notes		8.00	12/15/16	950,000 a	808,154
Ford Motor Credit,					
Sr. Unscd. Notes		8.63	11/1/10	1,650,000 a	1,532,045
Ford Motor Credit,					
Sr. Unscd. Notes		9.75	9/15/10	2,284,000 a	2,180,649
GMAC,					
Sr. Unsub. Notes	EUR	5.38	6/6/11	1,140,000 d	1,378,911
GMAC,					
Notes		6.13	1/22/08	1,515,000 a	1,515,245
GMAC,					
Unsub. Notes		6.63	5/15/12	185,000	153,932
GMAC,					
Unsub. Notes		7.75	1/19/10	3,435,000 a	3,205,693
GMAC,					
Bonds		8.00	11/1/31	1,835,000 a	1,542,998
Hanover Insurance,					
Debs.		7.63	10/15/25	3,300,000	3,205,125
HUB International Holdings,					
Sr. Sub. Notes		10.25	6/15/15	3,985,000 a,b	3,407,175
Idearc,					
Gtd. Notes		8.00	11/15/16	3,700,000 a	3,413,250
Leucadia National,					
Sr. Unscd. Notes		7.00	8/15/13	1,725,000 a	1,660,312
Leucadia National,					
Sr. Unscd. Notes		7.13	3/15/17	1,500,000 a	1,395,000
Stena,					
Sr. Notes		7.50	11/1/13	1,170,000 a	1,159,762
UCI Holdco,					
Sr. Notes		12.49	12/15/13	1,212,694 a,b,c	1,152,059
					38,999,727

Diversified Metals & Mining--3.2%

Alpha Natural Resources,					
Gtd. Notes		10.00	6/1/12	2,500,000 a	2,656,250
CSN Islands IX,					
Gtd. Notes		10.50	1/15/15	1,315,000 a,b	1,528,687
Freeport-McMoRan Cooper & Gold,					
Sr. Unscd. Notes		8.25	4/1/15	2,335,000 a	2,480,937
Gibraltar Industries,					
Gtd. Notes, Ser. B		8.00	12/1/15	900,000 a	814,500
Peabody Energy,					
Gtd. Notes, Ser. B		6.88	3/15/13	525,000	530,250
Steel Dynamics,					
Sr. Notes		7.38	11/1/12	1,750,000 b	1,767,500
					9,778,124

Electric Utilities--13.3%

AES,					
Sr. Notes		7.75	10/15/15	675,000 b	688,500
AES,					
Sr. Notes		8.00	10/15/17	425,000 b	436,687

AES,				
Sr. Unsub. Notes	8.88	2/15/11	2,375,000 a	2,487,812
AES,				
Sr. Notes	9.38	9/15/10	7,610,000 a	8,028,550
Allegheny Energy Supply,				
Sr. Unscd. Bonds	8.25	4/15/12	5,650,000 a,b	6,059,625
Edison Mission Energy,				
Sr. Unscd. Notes	7.00	5/15/17	505,000	498,687
Edison Mission Energy,				
Sr. Unscd. Notes	7.50	6/15/13	1,465,000 a	1,508,950
Energy Future Holdings,				
Gtd. Notes	10.88	11/1/17	3,080,000 b	3,110,800
Mirant Americas Generation,				
Sr. Unscd. Notes	8.30	5/1/11	2,975,000 a	2,997,312
Mirant North America,				
Gtd. Notes	7.38	12/31/13	2,735,000 a	2,755,512
Nevada Power,				
Mortgage Notes, Ser. A	8.25	6/1/11	1,216,000 a	1,326,870
NRG Energy,				
Gtd. Notes	7.25	2/1/14	1,175,000 a	1,148,563
NRG Energy,				
Gtd. Notes	7.38	2/1/16	435,000	425,213
NRG Energy,				
Gtd. Notes	7.38	1/15/17	1,000,000 a	977,500
PSEG Energy Holdings,				
Sr. Unscd. Notes	10.00	10/1/09	350,000 a	370,653
Reliant Energy,				
Sr. Notes	7.63	6/15/14	4,565,000 a	4,542,175
Sierra Pacific Resources,				
Sr. Unscd. Notes	8.63	3/15/14	3,467,000 a	3,721,935
				41,085,344
Environmental Control--2.3%				
Allied Waste North America,				
Scd. Notes	6.88	6/1/17	6,250,000 a	6,125,000
WCA Waste,				
Gtd. Notes	9.25	6/15/14	1,070,000	1,094,075
				7,219,075
Food & Beverages--3.1%				
Dean Foods,				
Gtd. Notes	7.00	6/1/16	2,340,000 a	2,094,300
Del Monte,				
Sr. Sub. Notes	8.63	12/15/12	1,879,000 a	1,902,487
Dole Food,				
Sr. Notes	8.63	5/1/09	702,000 a	680,940
Smithfield Foods,				
Sr. Notes, Ser. B	7.75	5/15/13	1,750,000	1,732,500
Smithfield Foods,				
Sr. Unscd. Notes	7.75	7/1/17	490,000	476,525
Stater Brothers Holdings,				
Sr. Notes	8.13	6/15/12	2,550,000 a	2,530,875
				9,417,627
Health Care--8.6%				
Alliance Imaging,				
Sr. Sub. Notes	7.25	12/15/12	760,000 b	725,800
Bausch & Lomb,				
Sr. Unscd. Notes	9.88	11/1/15	1,635,000 b	1,663,612
Community Health Systems,				
Gtd. Notes	8.88	7/15/15	3,910,000 a	4,002,862
DaVita,				
Gtd. Notes	7.25	3/15/15	1,720,000 a	1,732,900

HCA,				
Sr. Unscd. Notes	6.30	10/1/12	2,580,000	2,309,100
HCA,				
Sr. Unscd. Notes	8.75	9/1/10	3,370,000 a	3,416,337
HCA,				
Scd. Notes	9.13	11/15/14	1,695,000 a	1,767,037
HCA,				
Scd. Notes	9.25	11/15/16	1,725,000 a	1,815,563
Psychiatric Solutions,				
Gtd. Notes	7.75	7/15/15	2,510,000 a	2,516,275
Psychiatric Solutions,				
Gtd. Notes	7.75	7/15/15	2,850,000 a	2,857,125
Tenet Healthcare,				
Sr. Notes	6.38	12/1/11	1,585,000	1,450,275
Tenet Healthcare,				
Sr. Notes	9.88	7/1/14	2,406,000 a	2,303,745
				26,560,631
Lodging & Entertainment--11.4%				
AMC Entertainment,				
Sr. Sub. Notes	8.00	3/1/14	3,837,000 a	3,625,965
Cinemark,				
Sr. Discount Notes	9.75	3/15/14	3,915,000 a,e	3,665,419
Gaylord Entertainment,				
Gtd. Notes	6.75	11/15/14	1,775,000 a	1,681,813
Gaylord Entertainment,				
Gtd. Notes	8.00	11/15/13	1,550,000 a	1,550,000
Mandalay Resort Group,				
Sr. Sub. Notes	9.38	2/15/10	4,000,000 a	4,160,000
Marquee Holdings,				
Sr. Discount Notes	9.51	8/15/14	820,000 a,e	660,100
Mashantucket Pequot Tribe,				
Bonds	8.50	11/15/15	965,000 b	974,650
MGM Mirage,				
Gtd. Notes	8.38	2/1/11	625,000 a	642,188
MGM Mirage,				
Gtd. Notes	8.50	9/15/10	2,233,000 a	2,327,903
Mohegan Tribal Gaming Authority,				
Gtd. Notes	6.38	7/15/09	1,800,000 a	1,809,000
Mohegan Tribal Gaming Authority,				
Sr. Sub. Notes	7.13	8/15/14	1,220,000 a	1,186,450
Pokagon Gaming Authority,				
Sr. Notes	10.38	6/15/14	3,495,000 a,b	3,774,600
Royal Caribbean Cruises,				
Sr. Notes	8.75	2/2/11	1,575,000 a	1,650,102
Scientific Games,				
Gtd. Notes	6.25	12/15/12	3,005,000 a	2,884,800
Seneca Gaming,				
Sr. Unscd. Notes, Ser. B	7.25	5/1/12	1,675,000	1,695,938
Speedway Motorsports,				
Sr. Sub. Notes	6.75	6/1/13	2,100,000 a	2,079,000
Trump Entertainment Resorts,				
Scd. Notes	8.50	6/1/15	810,000	620,663
				34,988,591
Machinery--2.9%				
Case,				
Notes	7.25	1/15/16	2,280,000 a	2,291,400
Columbus McKinnon,				
Sr. Sub. Notes	8.88	11/1/13	615,000	639,600
Douglas Dynamics,				
Gtd. Notes	7.75	1/15/12	2,835,000 a,b	2,466,450

Terex,				
Gtd. Notes	7.38	1/15/14	3,415,000 a	3,474,763
				8,872,213
Manufacturing--2.7%				
Bombardier,				
Notes	6.30	5/1/14	2,200,000 a,b	2,161,500
Bombardier,				
Sr. Unscd. Notes	8.00	11/15/14	675,000 a,b	708,750
J.B. Poindexter & Co.,				
Gtd. Notes	8.75	3/15/14	2,170,000 a	1,828,225
Mueller Water Products,				
Gtd. Notes	7.38	6/1/17	1,300,000	1,168,375
RBS Global & Rexnord,				
Gtd. Notes	9.50	8/1/14	1,825,000	1,815,875
RBS Global & Rexnord,				
Gtd. Notes	11.75	8/1/16	665,000	653,363
				8,336,088
Media--6.9%				
Cablevision Systems,				
Sr. Unscd. Notes, Ser. B	9.64	4/1/09	850,000 a,c	863,813
CCH II,				
Sr. Unscd. Notes	10.25	9/15/10	4,225,000 a	4,161,625
CSC Holdings,				
Sr. Unscd. Notes	6.75	4/15/12	2,855,000 a	2,744,369
CSC Holdings,				
Sr. Notes, Ser. B	8.13	7/15/09	1,150,000 a	1,171,563
Dex Media West/Finance,				
Sr. Unscd. Notes, Ser. B	8.50	8/15/10	720,000 a	733,500
Dex Media West/Finance,				
Gtd. Notes, Ser. B	9.88	8/15/13	4,165,000 a	4,342,013
ION Media Networks,				
Sr. Sub. Notes, Ser. A	11.00	7/31/13	31,028	15,669
ION Media Networks,				
Sr. Sub. Notes	11.00	7/31/13	33,232 b	16,782
Kabel Deutschland,				
Gtd. Notes	10.63	7/1/14	2,093,000 a	2,208,115
LBI Media,				
Sr. Sub. Notes	8.50	8/1/17	1,930,000 a,b	1,869,688
Nexstar Finance Holdings,				
Sr. Discount Notes	11.38	4/1/13	2,245,000 a,e	2,236,581
Nexstar Finance,				
Gtd. Notes	7.00	1/15/14	400,000	374,500
Radio One,				
Gtd. Notes, Ser. B	8.88	7/1/11	595,000 a	558,556
				21,296,774
Oil & Gas--6.5%				
ANR Pipeline,				
Sr. Notes	7.00	6/1/25	110,000 a	121,308
ANR Pipeline,				
Sr. Unscd. Debs.	7.38	2/15/24	50,000 a	56,827
Chesapeake Energy,				
Gtd. Notes	7.00	8/15/14	2,140,000 a	2,161,400
Chesapeake Energy,				
Gtd. Notes	7.50	6/15/14	800,000 a	818,000
Chesapeake Energy,				
Gtd. Notes	7.63	7/15/13	600,000 a	622,500
Cimarex Energy				
Gtd. Notes	7.13	5/1/17	2,375,000 a	2,345,313
Dynegy Holdings,				
Sr. Unscd. Notes	8.38	5/1/16	3,685,000 a	3,620,513

Dynegy Holdings,				
Sr. Notes	8.75	2/15/12	280,000 a	284,200
Whiting Petroleum,				
Gtd. Notes	7.25	5/1/13	2,225,000 a	2,202,750
Williams Cos.,				
Notes	6.73	10/1/10	3,000,000 a,b,c	3,052,500
Williams Cos.,				
Sr. Unscd. Notes	7.13	9/1/11	1,925,000 a	2,042,906
Williams Cos.,				
Sr. Notes	7.63	7/15/19	500,000	544,375
Williams Cos.,				
Sr. Unscd. Notes	7.88	9/1/21	1,900,000 a	2,116,125
				19,988,717
Packaging & Containers--8.4%				
Ball,				
Gtd. Notes	6.88	12/15/12	350,000	357,000
BPC Holding,				
Scd. Notes	8.87	9/15/14	275,000 a,c	258,500
BPC Holding,				
Scd. Notes	8.88	9/15/14	1,945,000 a	1,857,475
Crown Americas/Capital,				
Gtd. Notes	7.63	11/15/13	7,225,000	7,423,688
Crown Americas/Capital,				
Gtd. Notes	7.75	11/15/15	4,125,000 a	4,269,375
Norampac,				
Gtd. Notes	6.75	6/1/13	3,554,000 a	3,260,795
Owens Brockway Glass Container,				
Gtd. Notes	6.75	12/1/14	445,000	445,000
Owens Brockway Glass Container,				
Gtd. Notes	8.25	5/15/13	450,000 a	469,125
Owens Brockway Glass Container,				
Gtd. Notes	8.88	2/15/09	879,000 a	883,395
Owens-Illinois,				
Debs.	7.50	5/15/10	1,400,000 a	1,424,500
Plastipak Holdings,				
Sr. Notes	8.50	12/15/15	2,590,000 a,b	2,602,950
Stone Container,				
Sr. Unscd. Notes	8.00	3/15/17	2,855,000	2,772,919
				26,024,722
Paper & Forest Products--2.1%				
Georgia-Pacific,				
Gtd. Notes	7.00	1/15/15	4,705,000 a,b	4,599,138
Georgia-Pacific,				
Sr. Unscd. Notes	8.00	1/15/24	805,000 a	752,675
Verso Paper,				
Gtd. Notes, Ser. B	11.38	8/1/16	970,000	989,400
				6,341,213
Real Estate Investment Trusts--2.1%				
B.F. Saul REIT,				
Scd. Notes	7.50	3/1/14	2,210,000 a	2,044,250
Host Marriott,				
Gtd. Notes, Ser. M	7.00	8/15/12	2,150,000 a	2,160,750
Host Marriott,				
Gtd. Notes	7.13	11/1/13	1,390,000 a	1,407,375
Realogy,				
Gtd. Notes	12.38	4/15/15	1,560,000 b	986,700
				6,599,075
Retail--2.1%				
Amerigas Partners,				
Sr. Unscd. Notes	7.25	5/20/15	1,600,000 a	1,576,000

Central European Distribution,					
Scd. Bonds	EUR	8.00	7/25/12	520,000 b,d	764,789
Michaels Stores,					
Gtd. Notes		10.00	11/1/14	1,320,000	1,260,600
Neiman-Marcus Group,					
Gtd. Notes		9.00	10/15/15	1,000,000	1,036,250
Rite Aid,					
Gtd. Notes		9.38	12/15/15	2,175,000 a	1,816,125
					6,453,764
Structured Index--2.5%					
Dow Jones CDX,					
Pass Thrus Ctfs, Ser. 4-T1		8.25	6/29/10	7,415,700 a,b,f	**7,693,789**
Technology--3.4%					
Amkor Technologies,					
Gtd. Notes		9.25	6/1/16	1,095,000	1,103,213
Freescale Semiconductor,					
Gtd. Notes		8.88	12/15/14	3,780,000 a	3,392,550
Freescale Semiconductor,					
Gtd. Notes		10.13	12/15/16	1,080,000 a	896,400
Sensata Technologies,					
Gtd. Notes	EUR	9.00	5/1/16	1,450,000 d	1,873,288
Sungard Data Systems,					
Gtd. Notes		9.13	8/15/13	1,000	1,023
Sungard Data Systems,					
Gtd. Notes		10.25	8/15/15	3,164,000	3,251,010
					10,517,484
Telecommunications--13.2%					
Arch Western Finance,					
Gtd. Notes		6.75	7/1/13	1,000,000 a,c	975,000
Belden,					
Sr. Sub. Notes		7.00	3/15/17	700,000 a	686,000
Centennial Cellular Operating,					
Gtd. Notes		10.13	6/15/13	1,300,000 a	1,371,500
Centennial Communications,					
Sr. Unscd. Notes		8.13	2/1/14	940,000 c	930,600
Cricket Communications I,					
Gtd. Notes		9.38	11/1/14	1,140,000 a	1,074,450
Digicel Group,					
Sr. Unscd. Notes		8.88	1/15/15	1,200,000 b	1,101,000
Digicel Group,					
Sr. Unscd. Notes		9.13	1/15/15	2,439,000 a,b	2,231,685
Intelsat Bermuda,					
Sr. Unscd. Notes		10.83	6/15/13	2,000,000 c	2,060,000
Intelsat Bermuda,					
Sr. Unscd. Notes		11.25	6/15/16	4,525,000	4,694,688
Intelsat Subsidiary Holding,					
Gtd. Notes		8.25	1/15/13	1,370,000 c	1,383,700
Intelsat Subsidiary Holding,					
Gtd. Notes		8.63	1/15/15	360,000 c	363,600
Intelsat,					
Sr. Unscd. Notes		7.63	4/15/12	1,990,000	1,641,750
Level 3 Financing,					
Gtd. Notes		9.15	2/15/15	1,640,000 a,c	1,389,900
MetroPCS Wireless,					
Gtd. Notes		9.25	11/1/14	2,175,000 a	2,055,375
Nordic Telephone Holdings,					
Scd. Notes	EUR	8.25	5/1/16	1,450,000 b,d	2,148,461
Nordic Telephone Holdings,					
Scd. Bonds		8.88	5/1/16	415,000 b	427,450
Qwest,					

Sr. Unscd. Notes	7.50	10/1/14	460,000	469,200
Qwest,				
Sr. Notes	7.88	9/1/11	200,000	209,000
Qwest,				
Sr. Notes	8.24	6/15/13	2,650,000 a,c	2,716,250
Rogers Wireless,				
Scd. Notes	9.63	5/1/11	1,136,000 a	1,294,077
US Unwired,				
Gtd. Notes, Ser. B	10.00	6/15/12	2,172,000 a	2,302,943
Wind Acquisition Finance,				
Scd. Bonds	10.75	12/1/15	575,000 b	629,625
Windstream,				
Gtd. Notes	8.13	8/1/13	6,020,000 a	6,260,800
Windstream,				
Gtd. Notes	8.63	8/1/16	2,175,000 a	2,294,625
				40,711,679
Textiles & Apparel--1.8%				
Invista,				
Sr. Unscd. Notes	9.25	5/1/12	4,405,000 a,b	4,581,200
Levi Strauss & Co.,				
Sr. Unsub. Notes	9.75	1/15/15	1,085,000	1,087,713
				5,668,913
Transportation--.6%				
Kansas City Southern of Mexico,				
Sr. Unsub. Notes	7.63	12/1/13	1,100,000	1,090,375
Kansas City Southern Railway,				
Gtd. Notes	7.50	6/15/09	790,000 a	794,938
				1,885,313
Total Bonds and Notes				
(cost $418,136,497)				**407,566,759**

Preferred Stocks--1.2%	Shares	Value ($)
Banks--.5%		
Sovereign Capital Trust IV,		
Conv., Cum. $2.1875	57,250	**1,688,875**
Media--.7%		
Spanish Broadcasting System,		
Ser. B, Cum. $107.5	2,125	**2,149,650**
Total Preferred Stocks		
(cost $5,026,150)		**3,838,525**

Common Stocks--.3%		
Cable & Media--.0%		
Time Warner Cable, Cl. A	6 a,g	**166**
Electric Utilities--.2%		
Mirant	12,912 g	**503,310**
Telecommunications--.1%		
Above Net	2,480 g	193,440
Above Net (warrants 9/8/2008)	1,044 g	57,420
Above Net (warrants 9/8/2010)	1,228 g	61,400
		312,260
Total Common Stocks		
(cost $526,669)		**815,736**

Other Investment--4.2%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $12,803,000)	12,803,000 h	**12,803,000**

Total Investments (cost $436,492,316)	**137.9%**		**425,024,020**
Liabilities, Less Cash and Receivables	**(37.9%)**		**(116,777,278)**
Net Assets	**100.0%**		**308,246,742**

a   Collateral for Revolving Credit and Security Agreement.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
     transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2007, these
     securities amounted to $78,178,765 or 25.4% of net assets.

c   Variable rate security--interest rate subject to periodic change.

d   Principal amount stated in U.S. Dollars unless otherwise noted.
     EUR--Euro

e   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

f   Security linked to a portfolio of debt securities.

g   Non-income producing security.

h   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

At December 31, 2007, the fund held the following forward foreign currency exchange contracts:

Forward Currency Exchange Contracts	Foreign Currency Amount	Cost	Value ($)	Unrealized Appreciation/ (Depreciation) at 12/31/2007 ($)
Sales:				
EURO, expiring 3/19/2008	6,560,000	9,693,557	9,583,504	**(110,053)**